July 7, 2010

SMART Technologies Corporation
1655 North Fort Meyer Dr., Suite 1120
Arlington, VA 22209

Re: **SMART Technologies Inc.**
        Amendment No. 1 to Registration Statement on Form F-1
        Filed on June 28, 2010
        File No. 333-167738

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. Earnings per share amounts, page F-23

1.   We note that a one-for-two reverse stock split was effected on June 24, 2010. We further note that your historical share and per share amounts have not been adjusted to retroactively reflect the stock split. Please tell us how you considered the guidance of ASC 260-55-10-12 and revise accordingly, or explain why you believe revision is not necessary.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David W. Edgar, Staff Accountant, at (202) 551-3459 or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic, Esq., at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (212) 839-5599
        Scott M. Freeman, Esq.
        Sidley Austin LLP